

16012114

SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle, Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho — 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street, Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer / Chief Compliance Officer
Title


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly L. Daye, Notary Public
Seven Fields Boro. Butler County
My Commission Expires July 24, 2018
PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.E. Powell & Company, Inc.

Financial Statements

Including Report of Independent Registered Public Accounting Firm as of and for the Year Ended December 31, 2015

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2015

Report of Independent Registered Public Accounting Firm

Stockholders of
E.E. Powell & Company, Inc.
Seven Fields, Pennsylvania

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc., as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of E.E. Powell & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.E. Powell & Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 24, 2016

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	75,038
Deposit with Clearing Organization		50,000
Receivable from Clearing Organization		226,633
Prepaid Expenses and Other Assets		18,129
Furniture and Equipment, Net of Accumulated Depreciation of $35,793		14,410
Total Assets	$	384,210

Liabilities and Stockholders' Equity		
Liabilities		
Accrued Payroll and Rent	$	43,346
Total Liabilities		43,346
Stockholders' Equity		
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding		321,913
Paid in Capital		31,969
Accumulated Deficit		(13,018)
Total Stockholders' Equity		340,864
Total Liabilities and Stockholders' Equity	$	384,210

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions and Fees	$ 757,814
Net Trading Gains	196,768
Mutual Funds – Direct Sales	148,465
Interest and Dividends	210
Total Revenues	1,103,257
Expenses	
Employee Compensation and Benefits	869,493
Other Operating	89,108
Occupancy	57,911
Commissions and Clearance Fees	47,784
Communications and Data Processing	13,730
Quotation Services	13,010
Interest	795
Total Expenses	1,019,831
Income Before Income Tax Expense	11,426
Income Tax Expense	-
Net Income	$ 11,426

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2015

	Common Stock	Paid In Capital	Accumulated Deficit
Balance, Beginning of Year	$ 321,913	31,969	$ (24,444)
Net Loss	-	-	11,426
Balance, End of Year	$ 321,913	31,969	(13,018)

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows From Operating Activities		
Net Income	$	11,426
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		6,380
Changes in assets and liabilities:		
Receivable from Clearing Organization		(11,540)
Prepaid Expenses and Other Assets		1,519
Accrued Payroll and Related Liabilities		5,281
Accrued Rent		(3,478)
Net Cash Provided by Operating Activities		9,588
Cash Flows Used In Investing Activities		
Purchase of Furniture and Equipment		(1,294)
Increase in Cash		8,294
Cash, Beginning of Year		66,744
Cash, End of Year	$	75,038
Supplemental Disclosure Of Cash Flow Information		
Interest Paid	$	795

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania, acts as a broker-dealer in Pittsburgh, Pennsylvania, and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company evaluated subsequent events for recognition or disclosure through February 24, 2016, the date the financial statements were available to be issued.

Revenue Recognition

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Deposit With Clearing Organization

The Company is required to maintain a special reserve account under the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 Reserve Requirements for Margin Related to Security Futures Projects that is not available for operations. Accordingly, this reserve account, consisting of cash, is not included in cash in the statement of financial position.

Receivable From Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets which range from 5 to 7 years. Depreciation expense was $6,380 in 2015.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2015.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company is no longer subject to examination by federal or Pennsylvania taxing authorities for years before 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

A deferred tax liability of $3,727 resulting from temporary differences in the Company's book and tax bases of accounting has been recognized at December 31, 2015. This liability has been offset by a deferred tax asset, consisting primarily of Pennsylvania net operating loss carryforwards. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $35,000. These carryforwards expire beginning in the year 2023.

3. Line of Credit

The Company has a line of credit with a bank available for borrowings of up to $100,000. Interest is payable at the prime rate plus one and a half percent (4.75% at December 31, 2015). There were no borrowings outstanding at December 31, 2015.

4. Operating Lease

The Company has an operating lease for office space. Rent expense was $58,800 for the year ended December 31, 2015. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2015 are as follows:

Year Ending December 31:	
2016	$ 62,986
2017	62,986
2018	62,986
2019	62,986
2020	36,742
Total	$ 288,686

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $308,325 at December 31, 2015, which was $58,325 in excess of its required net capital of $250,000. The Company's net capital ratio was .14 to 1 at December 31, 2015. No material differences exist between the net capital presented in these financial statements and the net capital reported in the December 31, 2015 FOCUS filing.

6. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $19,475 for the year ended December 31, 2015.

8. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2015; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditors.